Annex II to the Minutes of the Special Shareholders' Meeting held on February 28, 2009

Unibanco - União de Bancos
Brasileiros S.A.
Certification Report on the Net Book Equity
December 31, 2008

Certification Report on the Net Book Equity
Unibanco - União de Bancos Brasileiros S.A.

PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the city of São Paulo, at Av. Francisco Matarazzo, 1400, registered with the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 and enrolled in the National Corporate Taxpayers’ Register under no. 61.562.112/0001-20, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment having been registered in microfilm under no. 98.709, on October 1st, 2008, represented by its undersigned partner, Mr. Paulo Sergio Miron, Brazilian, married, accountant, holder of Identity Card No. 16.191.136-5, enrolled in the Individual Taxpayers Register (CPF) under No. 076.444278-30 and with the Regional Accounting Council of the State of São Paulo under No. 1SP173647/O-5, resident and domiciled in this capital city of the State of São Paulo, with office at the same address as this civil partnership, was appointed as expert by Unibanco – União de Bancos Brasileiros S.A. to proceed with the certification of the net book equity as of December 31, 2008 as part of the partial split-off of its net equity to be incorporated into Banco Único S.A. and Banco Itaú S.A., as shown in the Appendix, presents the results of the work carried out as follows. The split-off process is a result of the corporate reorganization in the context of the companies of the Itaú Unibanco Financial Group.

The assets and liabilities of Unibanco – União de Bancos Brasileiros S.A. to be incorporated into Banco Único S.A. are shown in the Appendix as “Amount to be transferred to Banco Único S.A.”. The remaining assets and liabilities after the split-off and transfer of the net assets to Banco Único S.A. should be split off and transferred to Banco Itaú S.A., except for those described in the Appendix as “Balances after split-off”, which will remain in Unibanco - União de Bancos Brasileiros S.A.

The certification of the net book equity mentioned above was made in conjunction with the audit of the balance sheet as of December 31, 2008. This balance sheet was prepared under the responsibility of the Bank’s management.

We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed and (c) assessing the accounting practices used and significant estimates made by management.

Based on our work, we conclude that the amount of the assets, rights and obligations which form the net book equity of Unibanco – União de Bancos Brasileiros S.A., in accordance with the Company’s balance sheet at December 31, 2008, shown in the Appendix, is R$ 10,317,202,430.49 (Ten billion, three hundred and seventeen million, two hundred and two thousand, four hundred and thirty reais and forty-nine cents), and is recorded in the books of account in conformity with accounting practices adopted in Brazil. The amount of the assets, rights and obligations which form the net book equity of Unibanco – União de Bancos Brasileiros S.A. to be transferred to Banco Único S.A., according to the amounts obtained from the accounting records as of December 31, 2008, is R$ 35,959,361.27 (Thirty-five million, nine hundred and fifty-nine thousand, three hundred and sixty-one reais and twenty-seven cents). The amount of assets, rights and obligations which form the net equity to be transferred to Banco Itaú S.A., according to the amounts obtained from the accounting records as of December 31, 2008, is R$ 1,009,850,142.36 (one billion, nine million, eight hundred and fifty thousand, one hundred and forty-two reais and thirty-six cents).

São Paulo, February 28, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

Appendix

Unibanco - União de Bancos Brasileiros S.A.

Summarized Balance Sheet at December 31, 2008
Brazilian reais

			“Pro forma”					“Pro forma”

Assets	Balances before split-off	Amount to be transferred to Banco Único S.A.	Amount to be transferred to Banco Itaú S.A.	Balances after split-off	Liabilities and net equity	Balances before split-off	Amount to be transferred to Banco Único S.A.	Amount to be transferred to Banco Itaú S.A.	Balances after split-off

Current and long term assets	151,204,150,697.27	3,535,954,340.42	135,794,517,367.91	11,873,678,988.94	Current and long term liabilities	163,712,568,862.81	3,499,994,979.15	157,607,950,821.58	2,604,623,062.08
Cash and due from banks	4,200,055,028.71		4,200,055,028.71		Deposits	68,188,407,849.47	3,499,994,979.15	64,688,412,870.32
Interbank investments	39,684,875,866.78		29,889,039,307.40	9,795,836,559.38	Securities sold under repurchase
Marketable securities and derivative					agreements	41,779,232,781.23		41,779,232,781.23
financial instruments	44,388,321,267.73		44,388,321,267.73		Resources from securities issued	17,006,214,492.78		17,006,214,492.78
Interbank/interdepartmental accounts	2,034,802,969.26		2,034,802,969.26		Interbank/interdepartmental accounts	837,186,496.20		837,186,496.20
Lending and leasing operations	42,021,041,545.54	3,481,853,351.92	38,539,188,193.62		Borrowings and onlendings	12,588,722,242.77		12,588,722,242.77
Other credits and other assets	18,875,054,019.25	54,100,988.50	16,743,110,601.19	2,077,842,429.56	Derivative financial instruments	4,935,957,957.80		4,935,957,957.80
					Other liabilities	18,376,847,042.56		15,772,223,980.48	2,604,623,062.08
Permanent assets	22,866,604,775.85		22,864,267,775.85	2,337,000.00
Investments	21,520,120,276.16		21,517,783,276.16	2,337,000.00	Deferred income	40,984,179.82		40,984,179.82
Fixed assets	489,952,598.15		489,952,598.15
Deferred charges	541,178,918.35		541,178,918.35		Net equity	10,317,202,430.49	35,959,361.27	1,009,850,142.36	9,271,392,926.86
Intangible assets	315,352,983.19		315,352,983.19

Total do assets	174,070,755,473.12	3.535.954.340,42	158.658.785.143,76	11.876.015.988,94	Total liabilities and net equity	174,070,755,473.12	3,535,954,340.42	158,658,785,143.76	11,876,015,988.94

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This attachment is an integral and inseparable part of the Certification Report on the Net Book Equity of Unibanco - União de Bancos Brasileiros S.A., at December 31, 2008, issued by PricewaterhouseCoopers Auditores Independentes on February 28, 2009.